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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

INCOME OPPORTUNITY REALTY INVESTORS, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
452926-10-8
(CUSIP Number)
Steven C. Metzger
Metzger & McDonald PLLC
3626 N. Hall Street, Suite 800
Dallas, Texas 75219
(214) 740-5030
(214) 528-3838 (Facsimile)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 1, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	452926-10-8

1	NAMES OF REPORTING PERSONS Syntek West, Inc., 75-1836450

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7	SOLE VOTING POWER 136,265

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER 136,265
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,518,934

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	452926-10-8

1	NAMES OF REPORTING PERSONS Syntek Acquisition Corp., FEI No. 42-1590653

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF/00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7	SOLE VOTING POWER 2,382,669

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER 2,382,669
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,382,669

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.32%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. Security and Issuer
     This Amendment No.3 to Statement on Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of Income Opportunity Realty Investors, Inc., a Nevada corporation (the “Issuer” or “IOT”)and amends the Original Statement on Schedule 13D as amended by Amendment No. 1 (the “Amended Statement”) filed on behalf of the “Reporting Persons” described below. The principal executive offices of IOT are located at 1755 Wittington Place, Suite 340, Dallas, Texas 75234. The CUSIP No. of the Shares is 452926-10-8.
     This Amendment No. 3 to Schedule 13D is being filed to reflect the acquisition by one of the Reporting Persons of 62,628 Shares from one entity. See Items 5 and 6 below.
Item 2. Identity and Background
     This Amendment is filed on behalf of Syntek West, Inc., a Nevada corporation (“SWI”) and Syntek Acquisition Corp., a Nevada corporation (“SAC”), which is a wholly-owned subsidiary of SWI. All of the issued and outstanding Common Stock of SWI is owned by Gene E. Phillips. Each of SWI and SAC has its principal executive offices located at 1800 Valley View Lane, Suite 100, Dallas, Texas 75234. SWI and SAC are collectively referred to as the “Reporting Persons.” Mr. Gene E. Phillips’ business address is 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. Mr. Gene E. Phillips’ present principal occupation is Chief Executive Officer and President of SWI. Mr. Gene E. Phillips is a citizen of the United States of America. The name, business address and capacity with SWI of each of the current executive officers or directors of SWI are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America. The name, business address and capacity with SAC of each of the current executive officers or directors of SAC are set forth on Schedule 2 attached hereto. Each of the individuals listed on Schedule 2 is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     The fund utilized by SWI to acquire the 62,628 Shares described in Items 5(c) and 6 below, including interest on deferred payments came from the working capital funds of SWI.
Item 5. Interest in Securities of the Issuer
     (a) According to the latest information available from the Issuer, as of May 15, 2008, the total number of issued and outstanding Shares of IOT was 4,157,113 Shares. As of July 2, 2008, the Reporting Persons own and hold directly the following Shares:

	No. of Shares	Approximate
Name	Owned Directly	Percent of Class
SWI	136,265	3.28%
SAC	2,382,669	57.32%

	2,518,934	60.59%

     SWI may, in the future, contribute part or all of the 136,265 Shares it directly owns to SAC.
     Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of SWI and SAC may be deemed to beneficially own the number of Shares directly owned by SWI and SAC described above. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of class, as well as the relationship, are set forth in the following table:

		No. of
		Shares
		Beneficially	Percent of
Name of Director	Entity	Owned	Class
Gene E. Phillips	SAC and SWI	2,518,934	60.59%
R. Neil Crouch II	SAC and SWI	2,518,934	60.59%

Total Shares beneficially owned by Reporting Persons and individuals listed above		2,518,934	60.59%

     (b) Each of the directors of SAC share voting and dispositive power over the 2,382,669 Shares held by SAC. Each of the directors of SWI shares voting and dispositive power over the 136,265 Shares held by SWI.
     (c) During the sixty calendar days ended July 2, 2008, the Reporting Persons and their respective executive officers and directors did not engage in any transactions in the Shares or any other equity interest derivative thereof, except for SWI’s acquisition of 28,572 Shares at a price of $7 per Share (a total of $200,000) from Loeb Partners Corporation and except for SWI’s acquisition of 45,065 Shares from Don Carter at an aggregate purchase price of $383,052.50 ($8.50 per Share) through May 29, 2008. Also, from May 30, 2008 through July 2, 2008, SWI acquired 62,628 Shares at a price of $7 per Share (a total of $438,396) from Loeb Partners Corporation. See Item 6 below.
     (d) No person other than the Reporting Persons or the members of their respective Boards of Directors is known to the have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares of IOT held by SAC or SWI.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     On December 30,2006, SWI executed a written Stock Purchase Agreement (the “Purchase Agreement”) dated December 30, 2006 with Loeb Partners Corporation (“Loeb”) which was joined by George D’Angelo, GJD Partners LP and Value Equity Advisors, Inc. (all collectively the “D’Angelo entities”). Pursuant to the Purchase Agreement, which was amended several times, SWI purchased from Loeb an aggregate of 14,286 Shares on May 21, 2008, 14,286 Shares on May 28, 2008, 14,286 Shares on May 30, 2008, 14,286 Shares on June 5, 2008, 16,320 Shares on June 13, 2008, 14,686 Shares on June 26, 2008 and 3,050 Shares on July 1, 2008 for cash at a price of $7 per Share through six separate payments of $100,000 each and a final payment of $21,350 (an aggregate of $638,400).

     Except as set forth in the preceding paragraph, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits
     None.
SIGNATURES
     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this initial Statement on Schedule 13D is true, complete and correct.
     Dated: July 2, 2008.

SYNTEK WEST, INC.
By:	/s/ R. Neil Crouch II
R. Neil Crouch II, Vice President,
Treasurer and Secretary

SYNTEK ACQUISITION CORP.
By:	/s/ R. Neil Crouch II
R. Neil Crouch II, Vice President,
Treasurer and Secretary

SCHEDULE 1
EXECUTIVE OFFICERS AND DIRECTORS OF
SYNTEK WEST, INC.

Present Business in
Name and Capacity with		which Employment is
Syntek West, Inc.	Business Address	Conducted

Gene E. Phillips,	1800 Valley View Lane	Chief Executive
Director, Chief	Suite 300	Officer and President,
Executive Officer and	Dallas, TX 75234	Syntek West, Inc.
President

R. Neil Crouch II,	1800 Valley View Lane	Vice President,
Director, Vice	Suite 100	Treasurer and
President, Treasurer	Dallas, Texas 75234	Secretary, Syntek
and Secretary		West, Inc.

SCHEDULE 2
EXECUTIVE OFFICERS AND DIRECTORS OF
SYNTEK ACQUISITION CORP.

Present Business in
Name and Capacity with		which Employment is
Syntek Acquisition Corp.	Business Address	Conducted

Gene E. Phillips,	1800 Valley View Lane	Chief Executive
Director, Chief	Suite 300	Officer and President,
Executive Officer and	Dallas, TX 75234	Syntek West, Inc.
President

R. Neil Crouch II,	1800 Valley View Lane	Vice President,
Director, Vice	Suite 100	Treasurer and
President, Treasurer	Dallas, Texas 75234	Secretary, Syntek
and Secretary		West, Inc.